RATTLER MIDSTREAM LP, A SUBSIDIARY OF DIAMONDBACK ENERGY, INC., REPORTS SECOND QUARTER 2022 FINANCIAL AND OPERATING RESULTS MIDLAND, Texas, August 3, 2022 (GLOBE NEWSWIRE) -- Rattler Midstream LP (NASDAQ: RTLR) (“Rattler” or the “Company”), a subsidiary of Diamondback Energy, Inc. (NASDAQ: FANG) (“Diamondback”), today announced financial and operating results for the second quarter ended June 30, 2022. Due to the pending merger between Diamondback and Rattler, Rattler will not host an earnings call for the second quarter 2022 nor hold an investor presentation. SECOND QUARTER 2022 HIGHLIGHTS • Q2 2022 consolidated net income (including non-controlling interest) of $55.1 million • Q2 2022 Adjusted EBITDA (as defined and reconciled below) of $102.4 million • Q2 2022 cash flow provided by operating activities of $73.2 million • Q2 2022 cash operated capital expenditures of $25.2 million • Q2 2022 Free Cash Flow (as defined and reconciled below) of $36.1 million • Board of Directors of Rattler's general partner approved a cash distribution for the second quarter of 2022 of $0.30 per common unit • 40% of sourced water volumes sold during Q2 2022 represented recycled produced water OPERATIONS AND FINANCIAL UPDATE During the second quarter of 2022, the Company recorded total operating income of $39.6 million, an increase of 1% compared to the first quarter of 2022. During the second quarter of 2022, the Company recorded consolidated net income (including non-controlling interest) of $55.1 million, an increase of 48% from the first quarter of 2022. Second quarter 2022 Adjusted EBITDA (including non-controlling interest and as defined and reconciled below) was $102.4 million, an increase of 18% from the first quarter of 2022. Second quarter operated capital expenditures totaled $25.2 million. Rattler also received proceeds of $11.4 million in distributions from equity method investments related to operations during the quarter. Filed by Rattler Midstream LP Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934, as amended Subject Company: Rattler Midstream LP Commission File No.: 001-38919 Date: August 3, 2022

The following table summarizes the Company's throughput(a) on its operated assets. Three Months Ended June 30, Six Months Ended June 30, 2022 2021 2022 2021 Crude oil gathering (Bbl/d) .......................................................................... 72,324 84,014 75,141 84,609 Natural gas gathering (MMBtu/d) ................................................................ — 141,529 — 136,014 Produced water gathering and disposal (Bbl/d) ........................................... 840,205 801,967 843,004 783,878 Sourced water gathering (Bbl/d) .................................................................. 373,619 241,570 380,542 254,629 (a) Does not include any volumes from our equity method investment joint ventures. CASH DISTRIBUTION AND TRANSACTION UPDATE On July 27, 2022, the Board of Directors of Rattler's general partner approved a cash distribution for the second quarter of 2022 of $0.30 per common unit, payable on August 23, 2022 to unitholders of record at the close of business on August 16, 2022. Rattler and Diamondback expect that their pending merger will close, subject to certain closing conditions, reasonably promptly following the distribution payment date.

About Rattler Midstream LP Rattler Midstream LP is a Delaware limited partnership formed by Diamondback Energy to own, operate, develop and acquire midstream and energy-related infrastructure assets. Rattler owns crude oil, natural gas and water-related midstream assets in the Permian Basin that provide services to Diamondback Energy and third party customers under primarily long-term, fixed-fee contracts. For more information, please visit www.rattlermidstream.com. About Diamondback Energy, Inc. Diamondback is an independent oil and natural gas company headquartered in Midland, Texas focused on the acquisition, development, exploration and exploitation of unconventional, onshore oil and natural gas reserves in the Permian Basin in West Texas. For more information, please visit www.diamondbackenergy.com. Important Information for Investors; Additional Information and Where to Find It This communication is for information purposes only does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. In connection with the pending merger, Diamondback has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended, that includes an information statement that also constitutes a prospectus of Diamondback. Diamondback’s registration statement on Form S-4, as amended, was declared effective by the SEC on July 28, 2022, and Rattler’s information statement and Diamondback’s Rule 424(b)(3) prospectus were filed with the SEC on the same date. Each of Rattler and Diamondback have also filed other relevant documents with the SEC regarding the pending merger. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS OF RATTLER AND DIAMONDBACK ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PENDING MERGER. Investors and security holders are able to obtain free copies of these documents and other documents containing important information about Rattler and Diamondback through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Rattler are available free of charge on Rattler’s website at https://www.rattlermidstream.com under the tab “Investors” and then under the heading “Financial Information.” Copies of the documents filed with the SEC by Diamondback are available free of charge on Diamondback’s website at https://www.diamondbackenergy.com under the tab “Investors” and then under the heading “Financial Information.” Participants in the Solicitation Rattler, Diamondback, the directors and executive officers of the General Partner and Diamondback, as applicable, and certain other persons may be deemed to be participants in the solicitation of proxies and consents in respect of the pending merger. Information regarding the directors and executive officers of the General Partner is available in Rattler’s annual report on Form 10-K for the fiscal year ended

December 31, 2021 filed with the SEC on February 24, 2022. Information regarding the directors and executive officers of Diamondback is available in its definitive proxy statement for its 2022 annual meeting, filed with the SEC on April 28, 2022, and in Diamondback’s annual report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 24, 2022. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the information statement/prospectus and other relevant materials filed with the SEC. Investors should read the information statement/prospectus carefully before making any investment decisions. You may obtain free copies of these documents from Rattler or Diamondback using the sources indicated above. Forward-Looking Statements This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which involve risks, uncertainties, and assumptions. All statements, other than statements of historical fact, including statements regarding Rattler’s: future performance; business strategy; future operations; estimates and projections of revenues, losses, costs, expenses, returns, cash flow, and financial position; anticipated benefits of strategic transactions (including acquisitions and divestitures); and plans and objectives of management (including plans for future cash flow from operations) are forward-looking statements. When used in this news release, the words “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “model,” “outlook,” “plan,” “positioned,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions (including the negative of such terms) as they relate to Rattler are intended to identify forward-looking statements, although not all forward- looking statements contain such identifying words. Although Rattler believes that the expectations and assumptions reflected in its forward-looking statements are reasonable as and when made, they involve risks and uncertainties that are difficult to predict and, in many cases, beyond Rattler’s control. Accordingly, forward-looking statements are not guarantees of future performance and Rattler’s actual outcomes could differ materially from what Rattler has expressed in its forward-looking statements. Factors that could cause the outcomes to differ materially include (but are not limited to) the following: changes in supply and demand levels for oil, natural gas, and natural gas liquids, and the resulting impact on the price for those commodities; the impact of public health crises, including epidemic or pandemic diseases such as the COVID-19 pandemic, and any related company or government policies or actions; actions taken by the members of OPEC and Russia affecting the production and pricing of oil, as well as other domestic and global political, economic, or diplomatic developments, including any impact of the ongoing Russian-Ukrainian conflict on the global energy markets and geopolitical stability; regional supply and demand factors, including delays, curtailment delays or interruptions of production, or governmental orders, rules or regulations that impose production limits; federal and state legislative and regulatory initiatives relating to hydraulic fracturing, including the effect of existing and future laws and governmental regulations; and the risks and other factors disclosed in Rattler’s filings with the Securities and Exchange Commission, including its Forms 10-K, 10-Q and 8-K, which can be obtained free of charge on the Securities and Exchange Commission’s web site at http://www.sec.gov. In light of these factors, the events anticipated by Rattler’s forward-looking statements may not occur at the time anticipated or at all. Moreover, Rattler operates in a very competitive and rapidly changing environment and new risks emerge from time to time. Rattler cannot predict all risks, nor can it assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those anticipated by any forward-looking statements it may make. Accordingly, you should not place undue reliance on any forward-looking statements made in this news release. All forward-looking statements speak only as of the date of this news release or, if earlier, as of the date they were made. Rattler does not intend to, and disclaims any obligation to, update or revise any forward-looking statements unless required by applicable law.

Rattler Midstream LP
Consolidated Balance Sheets
(unaudited, in thousands)

	June 30, 2022	December 31, 2021
Assets		
Current assets:		
Cash	$ 17,784	$ 19,897
Accounts receivable—related-party	54,620	58,154
Accounts receivable—third-party, net	7,971	9,415
Sourced water inventory	15,858	13,081
Other current assets	778	1,181
Total current assets	97,011	101,728
Property, plant and equipment:		
Land	98,646	98,645
Property, plant and equipment	1,140,914	1,075,405
Accumulated depreciation, amortization and accretion	(144,332)	(121,507)
Property, plant and equipment, net	1,095,228	1,052,543
Equity method investments	659,749	612,541
Real estate assets, net	84,042	84,609
Intangible lease assets, net	3,425	3,650
Deferred tax asset	56,218	62,356
Other assets	5,943	3,708
Total assets	$ 2,001,616	$ 1,921,135
Liabilities and Unitholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 67,501	$ 48,267
Taxes payable	187	603
Asset retirement obligations	—	79
Total current liabilities	67,688	48,949
Long-term debt	725,963	687,956
Asset retirement obligations	37,904	16,911
Total liabilities	831,555	753,816
Unitholders' equity:		
General Partner—Diamondback	779	819
Common units—public (38,417,574 units issued and outstanding as of June 30, 2022 and 38,356,771 units issued and outstanding as of December 31, 2021)	347,745	350,230
Class B units—Diamondback (107,815,152 units issued and outstanding as of June 30, 2022 and as of December 31, 2021)	779	819
Accumulated other comprehensive income (loss)	11	10
Total Rattler Midstream LP unitholders' equity	349,314	351,878
Non-controlling interest	820,747	815,441
Total equity	1,170,061	1,167,319
Total liabilities and unitholders' equity	$ 2,001,616	$ 1,921,135

Rattler Midstream LP
Consolidated Statements of Operations
(unaudited, in thousands, except per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	2021	2022	2021
Revenues:				
Midstream revenues—related-party	$ 91,130	$ 91,579	$ 181,432	$ 178,657
Midstream revenues—third-party	10,524	5,967	20,970	14,088
Other revenues—related-party	1,748	2,542	3,499	5,082
Other revenues—third-party	960	1,043	1,924	2,112
Total revenues	104,362	101,131	207,825	199,939
Costs and expenses:				
Direct operating expenses	21,195	26,299	42,823	58,810
Cost of goods sold (exclusive of depreciation and amortization)	20,117	10,298	35,297	19,109
Real estate operating expenses	610	544	1,143	1,061
Depreciation, amortization and accretion	15,112	15,239	35,799	26,485
Impairment and abandonments	177	—	1,259	3,371
General and administrative expenses	6,389	4,956	11,734	9,590
(Gain) loss on disposal of assets	1,187	5,005	1,116	5,011
Total costs and expenses	64,787	62,341	129,171	123,437
Income (loss) from operations	39,575	38,790	78,654	76,502
Other income (expense):				
Interest income (expense), net	(9,126)	(8,235)	(17,810)	(15,545)
Gain (loss) on sale of equity method investments	—	22,989	—	22,989
Income (loss) from equity method investments	27,952	4,472	37,032	1,649
Total other income (expense), net	18,826	19,226	19,222	9,093
Net income (loss) before income taxes	58,401	58,016	97,876	85,595
Provision for (benefit from) income taxes	3,330	3,539	5,714	5,210
Net income (loss)	55,071	54,477	92,162	80,385
Less: Net income (loss) attributable to non-controlling interest	43,083	42,032	72,243	61,925
Net income (loss) attributable to Rattler Midstream LP	$ 11,988	$ 12,445	$ 19,919	$ 18,460
Net income (loss) attributable to limited partners per common unit:				
Basic	$ 0.30	$ 0.30	$ 0.49	$ 0.42
Diluted	$ 0.30	$ 0.30	$ 0.49	$ 0.42
Weighted average number of limited partner common units outstanding:				
Basic	38,245	41,033	38,202	41,386
Diluted	38,267	41,033	38,202	41,386

Rattler Midstream LP
Consolidated Statements of Cash Flows
(unaudited, in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	2021	2022	2021
Cash flows from operating activities:				
Net income (loss)	$ 55,071	$ 54,477	$ 92,162	$ 80,385
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Provision for (benefit from) income taxes	3,336	3,539	5,723	5,210
Depreciation, amortization and accretion	15,112	15,239	35,799	26,485
Unit-based compensation expense	2,609	2,485	5,129	4,817
Impairment and abandonments	177	—	1,259	3,371
(Gain) loss on sale of equity method investments	—	(22,989)	—	(22,989)
(Income) loss from equity method investments	(27,952)	(4,472)	(37,032)	(1,649)
Distributions from equity method investments	11,408	9,055	18,958	9,055
Other	1,548	5,509	2,122	6,018
Changes in operating assets and liabilities:				
Accounts receivable—related-party	(2,238)	7,843	3,502	19,052
Accounts receivable—third-party	6,136	1,474	1,476	72
Accounts payable and accrued liabilities	10,202	2,567	6,135	(3,525)
Other	(2,196)	1,017	(2,132)	2,110
Net cash provided by (used in) operating activities	73,213	75,744	133,101	128,412
Cash flows from investing activities:				
Additions to property, plant and equipment	(25,180)	(11,853)	(43,068)	(17,713)
Acquisitions of property, plant and equipment	—	—	(4,334)	—
Contributions to equity method investments	—	(2,791)	(29,133)	(6,454)
Distributions from equity method investments	—	—	—	9,107
Proceeds from the sale of equity method investments	—	23,455	—	23,455
Proceeds from the sale of real estate	—	9,118	—	9,118
Other	1,197	250	(1,553)	250
Net cash provided by (used in) investing activities	(23,983)	18,179	(78,088)	17,763
Cash flows from financing activities:				
Proceeds from borrowings under Credit Agreement	19,000	12,000	54,000	24,000
Payments on Credit Agreement	(17,000)	(61,000)	(17,000)	(98,000)
Repurchased units as part of unit buyback	—	(5,198)	(2,582)	(16,312)
Distribution to public	(11,444)	(8,183)	(22,888)	(16,446)
Distribution to Diamondback	(32,365)	(21,583)	(64,730)	(43,166)
Other	(3,339)	(2,169)	(3,926)	(2,628)
Net cash provided by (used in) financing activities	(45,148)	(86,133)	(57,126)	(152,552)
Net increase (decrease) in cash	4,082	7,790	(2,113)	(6,377)
Cash at beginning of period	13,702	9,760	19,897	23,927
Cash at end of period	$ 17,784	$ 17,550	$ 17,784	$ 17,550

The following tables provide information regarding our gathering, compression and transportation system as of June 30, 2022 and utilization for the quarter ended June 30, 2022:

Rattler Midstream LP
Pipeline Infrastructure Assets
(unaudited)

	As of June 30, 2022		
(miles)[a]	**Delaware Basin**	**Midland Basin**	**Permian Total**
Crude oil	114	46	160
Produced water	276	333	609
Sourced water	27	102	129
Total	417	481	898

(a) Does not include any assets of the equity method investment joint ventures

Rattler Midstream LP
Capacity/Capability
(unaudited)

	As of June 30, 2022			
(capacity/capability)[a]	**Delaware Basin**	**Midland Basin**	**Permian Total**	**Utilization**
Crude oil gathering (Bbl/d)	240,000	65,000	305,000	26 %
Produced water gathering and disposal (Bbl/d)	1,330,000	2,108,000	3,438,000	23 %
Sourced water gathering (Bbl/d)	120,000	655,000	775,000	37 %

(a) Does not include any assets of the equity method investment joint ventures

Rattler Midstream LP
Throughput
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
(throughput)[a]	**2022**	**2021**	**2022**	**2021**
Crude oil gathering (Bbl/d)	72,324	84,014	75,141	84,609
Natural gas gathering (MMBtu/d)	—	141,529	—	136,014
Produced water gathering and disposal (Bbl/d)	840,205	801,967	843,004	783,878
Sourced water gathering (Bbl/d)	373,619	241,570	380,542	254,629

(a) Does not include any assets of the equity method investment joint ventures.

NON-GAAP FINANCIAL MEASURES Adjusted EBITDA is a supplemental non-GAAP financial measure used by management and external users of its financial statements, such as industry analysts, investors, lenders and rating agencies. Management believes Adjusted EBITDA is useful because the measure allows it to more effectively evaluate the Company's operating performance and compare the results of its operations period to period without regard to its financing methods or capital structure. The Company defines Adjusted EBITDA as net income (loss) attributable to the Company plus net income (loss) attributable to non-controlling interest before interest expense (net of amount capitalized), depreciation, amortization and accretion on assets and liabilities of Rattler Midstream Operating LLC, its proportional depreciation and interest expense related to equity method investments, its proportional impairments and abandonments related to equity method investments, impairment and abandonments, non-cash unit-based compensation expense, (gain) loss on disposal of assets, provision for income taxes and other. The GAAP measure most directly comparable to Adjusted EBITDA is net income (loss). However, Adjusted EBITDA should not be considered an alternative to net income (loss) or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles in the United States ("GAAP"). The Company excludes the items listed above from net income (loss) in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. As such, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies, and may not be comparable to similarly titled measures in Rattler Midstream Operating LLC’s credit agreement and in the indenture that governs its senior notes. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as historic costs of depreciable assets.

The following table presents a reconciliation of net income (loss), the most directly comparable GAAP financial measure, to Adjusted EBITDA for each of the periods indicated:

Rattler Midstream LP
Adjusted EBITDA
(unaudited, in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	**2021**	**2022**	**2021**
Reconciliation of Net Income (Loss) to Adjusted EBITDA:				
Net income (loss) attributable to Rattler Midstream LP	$ 11,988	$ 12,445	$ 19,919	$ 18,460
Net income (loss) attributable to non-controlling interest	43,083	42,032	72,243	61,925
Net income (loss)	55,071	54,477	92,162	80,385
Interest expense, net of amount capitalized	9,126	8,235	17,810	15,545
Depreciation, amortization and accretion	15,112	15,239	35,799	26,485
Depreciation and interest expense related to equity method investments	15,681	10,036	30,052	20,561
Impairments and abandonments related to equity method investments	124	—	361	2,933
Impairment and abandonments	177	—	1,259	3,371
Non-cash unit-based compensation expense	2,609	2,485	5,129	4,817
(Gain) loss on disposal of assets	1,187	5,005	1,116	5,011
(Gain) loss on sale of equity method investments	—	(22,989)	—	(22,989)
Provision for income taxes	3,330	3,539	5,714	5,210
Other	—	22	—	34
Adjusted EBITDA	102,417	76,049	189,402	141,363
Less: Adjusted EBITDA attributable to non-controlling interest	75,560	55,084	139,814	102,219
Adjusted EBITDA attributable to Rattler Midstream LP	$ 26,857	$ 20,965	$ 49,588	$ 39,144

Operating cash flow before working capital changes, which is a supplemental non-GAAP financial measure, represents net cash provided by operating activities as determined under GAAP without regard to changes in operating assets and liabilities. The GAAP financial measure most directly comparable to operating cash flow before working capital changes is net cash provided by operating activities. Management believes operating cash flow before working capital changes is an accepted measure which reflects cash flow from operating activities, additions to property, plant and equipment and net investments in its equity method investments across periods on a consistent basis. The Company also uses this measure because adjusted operating cash flow relates to the timing of cash receipts and disbursements that the Company may not control and may not relate to the period in which the operating activities occurred. This allows the Company to compare its operating performance with that of other companies without regard to financing methods and capital structure.

Free Cash Flow, which is a supplemental non-GAAP financial measure, is operating cash flow before working capital changes net of additions to property, plant and equipment and distributions from equity method investments. The GAAP financial measure most directly comparable to Free Cash Flow is net cash provided by operating activities. Management believes that Free Cash Flow is useful to investors as it provides the amount of cash available for reducing debt, investing in additional capital projects or paying dividends. This measure should not be considered as an alternative to, or more meaningful than, net cash provided by operating activities as an indicator of operating performance. The Company's computation of operating cash flow before working capital changes and Free Cash Flow may not be comparable to other similarly titled measures of other companies. The following tables present a reconciliation of net cash provided by operating activities to operating cash flow before working capital changes and Free Cash Flow: Rattler Midstream LP Operating Cash Flow and Free Cash Flow (unaudited, in thousands) Three Months Ended June 30, Six Months Ended June 30, 2022 2021 2022 2021 Net cash provided by operating activities ......................................... $ 73,213 $ 75,744 $ 133,101 $ 128,412 Less: Changes in cash due to changes in operating assets and liabilities: Accounts receivable—related-party .................................... (2,238) 7,843 3,502 19,052 Accounts receivable—third-party ....................................... 6,136 1,474 1,476 72 Accounts payable and accrued liabilities ............................ 10,202 2,567 6,135 (3,525) Other ................................................................................... (2,196) 1,017 (2,132) 2,110 Total working capital changes ........................................................... 11,904 12,901 8,981 17,709 Operating cash flow before working capital changes ...................... 61,309 62,843 124,120 110,703 Additions to property, plant and equipment ....................... (25,180) (11,853) (43,068) (17,713) Distributions from equity method investments ................... — — — 9,107 Free Cash Flow .................................................................................... $ 36,129 $ 50,990 $ 81,052 $ 102,097

Investor Contact: Adam Lawlis +1 432.221.7467 alawlis@rattlermidstream.com Jared Carameros +1 432.247.6213 jcarameros@rattlermidstream.com Source: Rattler Midstream LP; Diamondback Energy, Inc.